OMB APPROVAL
OMB Number:	3235-0145
Expires:	February 28, 2009
Estimated average burden
hours per response. . .	14.5

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

World Heart Corporation

(Name of Issuer)

Common Stock, no par value per share

(Title of Class of Securities)

980905202

(CUSIP Number)

ABIOMED, Inc.

Attn: General Counsel

22 Cherry Hill Drive

Danvers, MA 01923

(978) 646-1400

With a copy to:

Peter M. Rosenblum, Esq.

Foley Hoag LLP

155 Seaport Blvd.

Boston, MA 02210

(617) 832-1151

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 31, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 980905202	13D	Page 2 of 6 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). ABIOMED, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 86,000,000
8. Shared Voting Power
9. Sole Dispositive Power 86,000,000
10. Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 86,000,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 21.6%
14.	Type of Reporting Person (See Instructions) CO

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 980905202	Page 3 of 6

Item 1.	Security and Issuer

This Schedule 13D relates to the common stock, no par value (the “Common Shares”) of World Heart Corp., a Canadian corporation (the “Issuer”). The address of the Issuer’s principal executive offices is 7799 Pardee Lane, Oakland, CA 94621.

Item 2.	Identity and Background

This Schedule 13D is being filed by ABIOMED, Inc., a corporation organized under the laws of the State of Delaware (the “Reporting Person”). The Reporting Person’s principal business address is 22 Cherry Hill Drive, Danvers, MA 01923. The Reporting Person is a provider of medical devices in the field of circulatory support. The Reporting Person has not been convicted in a criminal proceeding during the last five years. In the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which, as a result of such proceeding, rendered the Reporting Person subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

On July 31, 2008, the Issuer completed the transactions contemplated by the recapitalization agreement dated June 20, 2008, as amended on July 31, 2008 (the “Recapitalization Agreement”), among (i) the Issuer, (ii) World Heart Inc. (“WHI”), (iii) the Reporting Person, and (iv) Venrock Partners V, L.P., Venrock Associates V, L.P., Venrock Entrepreneurs Fund V, L.P., Special Situations Fund III QP LP, Special Situations Cayman Fund, L.P., Special Situations Private Equity Fund, L.P., Special Situations Life Sciences Fund, L.P., Austin Marxe and New Leaf Ventures II, L.P.

As a result of the transaction, the Reporting Person acquired 86,000,000 common shares of the Issuer, as a result of the Reporting Person’s conversion of the full amount of principal and interest owed on the US$5,000,000 8% Secured Convertible Promissory Note previously issued to the Reporting Person by the Issuer and WHI, the Reporting Person’s release of the security interest in all of the assets of the Issuer and WHI that secured the Note, termination of the warrant the Reporting Person held to purchase 3,400,000 common shares of the Issuer, and forgiveness of other amounts owed to the Reporting Person by the Issuer.

Item 4.	Purpose of Transaction

Recapitalization Agreement

On July 31, 2008, the Issuer completed the transactions contemplated by the recapitalization agreement dated June 20, 2008, as amended on July 31, 2008 (the “Recapitalization Agreement”), among (i) the Issuer, (ii) World Heart Inc. (“WHI”), (iii) the Reporting Person, and (iv) Venrock Partners V, L.P., Venrock Associates V, L.P., Venrock Entrepreneurs Fund V, L.P., Special Situations Fund III QP LP, Special Situations Cayman Fund, L.P., Special Situations Private Equity Fund, L.P., Special Situations Life Sciences Fund, L.P., Austin Marxe and New Leaf Ventures II, L.P (collectively, the “Other Investors”).

CUSIP No. 980905202	Page 4 of 6

As a result of the transaction, the Reporting Person acquired 86,000,000 common shares of the Issuer, as a result of the Reporting Person’s conversion of the full amount of principal and interest owed on the US$5,000,000 8% Secured Convertible Promissory Note previously issued to the Reporting Person by the Issuer and WHI, the Reporting Person’s release of the security interest in all of the assets of the Issuer and WHI that secured the Note, termination of the warrant the Reporting Person held to purchase 3,400,000 common shares of the Issuer, and forgiveness of other amounts owed to the Reporting Person by the Issuer.

The Recapitalization Agreement provides that the Reporting Person has the right to designate one person for election to the Board of Directors of the Issuer, so long as the Reporting Person remains the beneficial owner of at least 5% of the outstanding Common Shares. The Reporting Person also has the right to designate an observer to attend meetings of the Board of Directors at any time it does not have a designee on the Board of Directors. If the Reporting Person has not nominated a director on or prior to the second anniversary of the closing of the Recapitalization, its rights to nominate a director or to appoint an observer will terminate. All of the Reporting Person’s rights with respect to Board of Directors of the Issuer will terminate on the fifth anniversary of the closing of the Recapitalization. The Recapitalization Agreement also provided for the termination of the Reporting Person’s current distribution rights with the Issuer, which were replaced with revised distribution rights. Under the revised terms, the Issuer will still be required to negotiate in good faith with the Reporting Person about distribution arrangements before engaging any third party distributors for its products. However, the Issuer retains the right, without negotiating with the Reporting Person, to distribute its products directly. In addition, if the Reporting Person and the Issuer are unable to agree to terms on a potential distribution arrangement, the Issuer is free to negotiate with third party distributors, without offering revised terms to the Reporting Person. The revised distribution rights of the Reporting Person will terminate in the event of a change of control of the Issuer that occurs after the closing of the Recapitalization.

The Recapitalization Agreement further provides that the Issuer will call a special meeting of its shareholders to vote on, among other things, the approval of a reverse split of its common shares for the purpose of seeking to comply with the US$1.00 minimum bid price requirement of the NASDAQ Capital Market.

A copy of the Recapitalization Agreement dated June 20, 2008 was filed as Exhibit 99.2 to a Form 8-K filed by the Issuer on June 25, 2008 (the “June 2008 8-K”) and a copy of Amendment No.1 to Recapitalization Agreement dated July 31, 2008 was filed as Exhibit 99.2 to a Form 8-K filed by the Issuer on August 6, 2008 (the “August 2008 8-K”), each of which are incorporated herein by reference. The description of the Recapitalization Agreement set forth herein is qualified in its entirety by reference to such documents.

In connection with the closing of the Recapitalization, the Issuer, the Reporting Person and the Other Investors entered into a Registration Rights Agreement pursuant to which the Issuer granted such parties registration rights with respect to the Common Shares issuable under the Recapitalization Agreement. A copy of the Registration Rights Agreement was filed as Exhibit 99.3 to the August 2008 8-K, and is incorporated herein by reference.

CUSIP No. 980905202	Page 5 of 6

Except as set forth above, the Reporting Person does not have any specific plans which would result in (a) the acquisition by the Reporting Person of additional securities of the Issuer or the disposition by the Reporting Person of securities of the Issuer; (b) any extraordinary corporate transactions such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries; (c) any sale or transfer of a material amount of the assets of the Issuer or of any of its subsidiaries; (d) any change in the present Management or Board of Directors, including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the Board of Directors; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any change in the Issuer’s charter or by-laws which may impede the acquisition of control of the Issuer by any person; (h) the Common Shares being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system or a registered national securities association; (i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to those enumerated above.

Item 5.	Interest in Securities of the Issuer

(a) In the aggregate, the Reporting Person beneficially owns 86,000,000 Common Shares of the Issuer. Such Common Shares constitute approximately 21.6% of the outstanding Common Shares based on the representations of the Issuer set forth in the Recapitalization Agreement.

(b) The Reporting Person has sole voting and dispositive power with respect to the Common Shares reported in this Schedule 13D.

(c) N/A

(d) N/A

(e) N/A

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as provided in the preceding paragraphs, or elsewhere in this Schedule 13D, including the Exhibits attached hereto, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) among the Reporting Persons, or between any Reporting Person(s) and any third party, with respect to any securities of the Issuer, including, but not limited to, transfer or voting any of the securities, finder’s fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: August 8, 2008

ABIOMED, INC.

By:	/s/ Daniel J. Sutherby
Daniel J. Sutherby
Chief Financial Officer